June 27, 2012

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention:	Andrew D. Mew, Accounting Branch Chief

RE:	TECO Energy, Inc.

Tampa Electric Company

Form 10-K for the fiscal year ended Dec. 31, 2011

Filed February 24, 2012

File Nos. 001-08180 and 1-05007

Dear Mr. Mew:

We are writing in reference to our letter to you dated June 25, 2012 (the “June 25 Letter”), in which we set forth our response to the comment provided to TECO Energy, Inc. and Tampa Electric Company by the staff of the Commission (the “Staff”) relating to the filing referenced above. While the substance and conclusion of our June 25 Letter remain the same, we wanted to provide information subsequently learned relating to one of the statements in such letter.

The Staff’s comment related, in part, to our disclosure with respect to an Environmental Protection Agency Administration Order that Clintwood Elkhorn Mining Company, a subsidiary of TECO Coal Corporation, received in December 2010 from the EPA. In the June 25, 2012 Letter, we noted that TECO Coal had responded to the EPA in February 2011, providing information and documents to the EPA with respect to the matter, and that to date, TECO Coal had not received a response from the EPA. After sending the June 25 Letter, we learned that a letter from the EPA regarding this matter had been delivered to TECO Coal on June 21, 2012. The EPA’s June 21, 2012 letter is a request for the company to provide additional information with respect to the matter and to make arrangements to meet with the EPA. The June 21, 2012 EPA letter does not change the company’s statement that it is not possible to reasonably estimate the amount of a possible loss or range of possible loss for this matter, because the nature of the contact with the EPA still has not yet advanced to the stage where a reasonable estimate of a loss, if any, can be made.

Mr. Andrew D. Mew, Accounting Branch Chief

June 27, 2012

Should you have any questions, please contact me at 813- 228-4013.

Sincerely,

/s/ Charles A. Attal, III

Charles A. Attal, III

Senior Vice President-General Counsel, TECO Energy, Inc.

General Counsel, Tampa Electric Company